QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

LIST OF SUBSIDIARIES OF TRANSMONTAIGNE PARTNERS L.P.

Entity	Jurisdiction of Organization
TransMontaigne Operating GP L.L.C.	Delaware
TransMontaigne Operating Company L.P.	Delaware
Coastal Terminals L.L.C.	Delaware
Razorback L.L.C.	Delaware
TPSI Terminals L.L.C.	Delaware

QuickLinks

  Exhibit 21.1
LIST OF SUBSIDIARIES OF TRANSMONTAIGNE PARTNERS L.P.